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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 3)

                              SKYLINE CORPORATION
                                (Name of Issuer)

                        COMMON STOCK, PAR VALUE $0.0277
                         (Title of Class of Securities)

                                   830830105
                                 (CUSIP Number)

                              Mr. Kevin J. Comeau
                      Orbis Investment Management Limited
                               34 Bermudiana Road
                            Hamilton HM 11, Bermuda
                                 (441) 296-3000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               SEPTEMBER 23, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 830830105                                               Page 2 of 14


1.  Name Of Reporting Person:     Orbis Investment
    S.S. Or I.R.S. Identification   Management Limited
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a Group

                                  (a)        (b)    X
                                      -----       -----

3.  SEC Use Only

4.  Source Of Funds:                    00
                                      -----
5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                        -----

6.  Citizenship Or Place
    Of Organization:              Bermuda

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:            950,000

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       950,000

10. Shared Dispositive Power:     0

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                       950,000

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   X
                    -----

13. Percent Of Class Represented
    By Amount In Row (11):        9.4%

14. Type of Reporting Person:     IA



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CUSIP NO. 830830105                                               Page 3 of 14


1.  Name Of Reporting Person:     Orbis Asset
    S.S. Or I.R.S. Identification   Management Limited
    No. Of Above Person:

2.  Check the appropriate Box if a Member of a Group
                                  (a)        (b)    X
                                      -----       -----

3.  SEC Use Only

4.  Source Of Funds:                   00
                                      -----

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                  -----

6.  Citizenship Or Place
    Of Organization:              Bermuda

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:            34,000

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       34,000

10. Shared Dispositive Power:     0

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                       34,000

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   X
                    -----

13. Percent Of Class Represented
    By Amount In Row (11):        0.3%

14. Type of Reporting Person:     IA


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CUSIP NO. 830830105                                               Page 4 of 14


1.  Name Of Reporting Person:     Orbis Management Limited
    S.S. Or I.R.S. Identification  (formerly named PosAlpha
    No. of Above Person:              Management Limited)

2.  Check the appropriate Box if a Member of a Group

                                  (a)        (b)    X
                                      -----       -----

3.  SEC Use Only

4.  Source Of Funds:                   00
                                      -----

5. Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):
                        -----

6.  Citizenship Or Place
    Of Organization:              Bermuda

    Number Of Shares Beneficially Owned By Each Reporting Person With:

7.  Sole Voting Power:            0

8.  Shared Voting Power:          0

9.  Sole Dispositive Power:       0

10. Shared Dispositive Power:     0

11. Aggregate Amount Beneficially
    Owned By Each Reporting
    Person:                       0

12. Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares:   X
                    -----

13. Percent Of Class Represented
    By Amount In Row (11):        0

14. Type of Reporting Person:     IA

         The statement on Schedule 13D filed by Orbis Investment Management Limited and PosAlpha Management Limited (now named Orbis Management
Limited) on December 31, 1991 and amended on February 20, 1992 and July 16, 1993, relating to the shares (the "Common Shares") of common stock, par value $0.0277 per share of Skyline Corporation ("Skyline"), is hereby amended as set forth below.

         In accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T and Rule 240.13d-2(c) under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 restates the statement on
Schedule 13D.

Item 1.  SECURITY AND ISSUER.
         -------------------

         This statement on Schedule 13D relates to Common Shares of Skyline. The principal executive offices of Skyline are located at 2520 By-Pass Road, Elkhart, Indiana 46514-1584.

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         This statement is filed by Orbis Investment Management Limited ("OIML"), an investment manager organized as a corporation under Bermuda law, Orbis Asset Management Limited ("OAML"), an investment manager organized as a corporation under Bermuda law, and Orbis Management Limited ("OML"; formerly named PosAlpha Management Limited), an investment manager organized as a corporation under Bermuda law.

         OIML, OAML and OML (collectively, the "Reporting Persons") are together making this filing because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated October 23, 1996, which is attached hereto as Exhibit B.

         OIML's principal business is investment management of mutual funds. The address of OIML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

         OAML's principal business is serving as general partner and investment manager of limited partnerships. The address of OAML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

         OML's principal business is investment management of client funds. The address of OML's principal business and principal office is 34 Bermudiana Road, Hamilton, HM 11 Bermuda.

         Set forth in Schedules 1, 2 and 3 hereto and incorporated by reference herein are (I) the names, (II) residence or business addresses,
(III) present principal occupations or employments and the names, principal businesses and addresses of the corporations or other organizations in which such employments are conducted, and (IV) citizenship of each of the directors and officers of OIML, OAML and OML.

         During the last five years, none of the Reporting Persons nor any of the officers or directors of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As disclosed in the statement on Schedule 13D filed by OIML and OML on December 31, 1991, OIML purchased 600,000 Common Shares for an aggregate purchase price of $9,054,375 in a series of transactions prior to that date. OIML, as an investment manager, purchased Common Shares for the account of its client, Orbis Global Equity Limited ("Orbis Global"), using the funds of Orbis Global.

         As disclosed in the statement on Schedule 13D filed by OIML and OML on December 31, 1991, OML (then named PosAlpha) purchased 33,000 Common Shares for an aggregate purchase price of $554,530 in a series of transactions prior to that date. OML, as an investment manager, purchased Common Shares for the account of its client, Estate of Michael Ferszt ("EOMF"), using the funds of EOMF.

         On February 7, 1992, OIML purchased 165,000 Common Shares for a purchase price of $2,640,000. OIML, as an investment manager, purchased Common Shares for the account of its client, Orbis Global, using the funds of Orbis Global.

         On February 12, 1992, OML purchased 3,200 Common Shares for a purchase price of $53,125.12. On February 13, 1992, OML purchased 8,800 Common Shares for a purchase price of $146,300. OML, as an investment manager, purchased

Common Shares for the account of its client, EOMF, using the funds of EOMF.

         On July 8, 1993, OIML purchased 300,000 Common Shares for a purchase price of $5,116,260. OIML, as an investment manager, purchased Common Shares for the account of its client, Orbis Global, using the funds of Orbis Global.

         On October 18, 1994, OIML purchased 35,000 Common Shares for a purchase price of $748,125. OIML, as an investment manager, purchased the Common Shares for the account of its client, Orbis Global, using the funds of Orbis Global.

         On April 26, 1995, OAML purchased 7,300 Common Shares for a purchase price of $130,487. On April 27, 1995, OAML purchased 4,700 Common Shares at a price of $84,337. OAML, as general partner with exclusive management and investment authority over Orbis Optimal Global Fund, L.P. ("Orbis Optimal"), purchased the Common Shares for the account of Orbis Optimal, using the funds of Orbis Optimal.

         On January 25, 1996, OAML purchased 24,000 Common Shares for a purchase price of $487,500. OAML, as general partner for Orbis Optimal, purchased the Common Shares for the account of Orbis Optimal, using the funds of Orbis Optimal.

Item 4.  PURPOSE OF THE TRANSACTION.
         --------------------------

         The purpose of each Reporting Person's purchases of Common Shares is to make a long-term investment in Skyline's capital stock. None of the Reporting Persons has any present plans or proposals with respect to Skyline which relate to or would result in any of the events enumerated in Item 4 of
Schedule 13D.

         OML, acting as investment adviser to its client EOMF, sold 10,000 Common Shares on behalf of EOMF on January 14, 1994 in order to realize part of the appreciation in the value of its investment in Skyline. OML sold 35,000 Common Shares on behalf of EOMF on October 18, 1994, pursuant to the liquidation of that account. As a result of these sales, OML owns no Common Shares.

         In addition, OIML, acting as investment adviser to Orbis Global, and OAML, acting as general partner of Orbis Optimal, sold Common Shares on behalf of Orbis Global and Orbis Optimal, respectively, as disclosed in Item 5 in order to realize part of the appreciation in the value of their respective investments in Skyline.

Item 5.  INTEREST IN THE SECURITIES OF THE ISSUER.
         ----------------------------------------

         (a) As of the date of this filing and under Rule 13d-3 of the Exchange Act, OIML is the beneficial owner of the 950,000 Common Shares owned by it directly, representing approximately 9.4% of the 10,142,844 Common Shares reported as outstanding on October 11, 1996 in Skyline Corporation's Quarterly Report for the quarter ended August 31, 1996. OIML disclaims beneficial ownership of the 34,000 Common Shares owned by OAML.

         As of the date of this filing and under Rule 13d-3 of the Exchange Act, OAML is the beneficial owner of the 34,000 Common Shares owned by it directly, representing approximately 0.3% of the 10,142,844 Common Shares reported as outstanding on October 11, 1996 in Skyline Corporation's Quarterly Report for the quarter ended August 31, 1996. OAML disclaims beneficial ownership of the 950,000 Common Shares owned by OIML.

         As of the date of this filing and under Rule 13d-3 of the Exchange Act, OML is the beneficial owner of no Common Shares. OML disclaims beneficial ownership of the 950,000 Common Shares owned by OIML and of the 34,000 Common Shares owned by OAML.

         None of the directors or officers of OIML, OAML or OML beneficially own any Common Shares.

         (b) Each of OIML and OAML possesses the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the Common Shares owned by OIML and OAML, respectively. OML owns no Common Shares, and has no power to vote or direct the vote and no power to dispose or direct the disposition of any Common Shares.

         (c) Since the most recent filing on Schedule 13D, the following transactions have been effected:

         On January 14, 1994, OML sold on behalf of EOMF 10,000 Common Shares at a price of U.S. $20.875

         On October 18, 1994, OML sold on behalf of EOMF 35,000 Common Shares at a price of U.S. $21.375.

         On October 18, 1994, OIML purchased on behalf of Orbis Global 35,000 Common Shares at a price of U.S. $21.375.

         On April 26, 1995, OAML purchased on behalf of Orbis Optimal 7,300 Common Shares at a price of U.S. $17.875.

         On April 27, 1995, OAML purchased on behalf of Orbis Optimal 4,700 Common Shares at a price of U.S. $17.9441.

         On January 25, 1996, OIML sold on behalf of Orbis Global 75,000 Common Shares at a price of U.S. $20.44.

         On January 25, 1996, OAML purchased on behalf of Orbis Optimal 24,000 Common Shares at a price of U.S. $20.3125.

         On September 23, 1996, OIML sold on behalf of Orbis Global 75,000 Common Shares at a price of U.S. $27.125.

         On September 23, 1996, OAML sold on behalf of Orbis Optimal 2,000 Common Shares at a price of U.S. $27.125.

         All of the above purchases or sales were open-market transactions on the New York Stock Exchange.

         None of the officers or directors of OIML, OAML or OML has engaged in any transaction in Common Shares during the past sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -------------------------------------------------------------
         RESPECT TO SECURITIES OF THE ISSUER.
         -----------------------------------

         Not applicable.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A:     Joint Filing Agreement, Dated December 31, 1991,
                        between OIML and PosAlpha.*

         Exhibit B:     Joint Filing Agreement, Dated October 23, 1996
                        between the Reporting Persons.

* Previously filed.

                                                                    SCHEDULE 1
                                                                    ----------

                DIRECTORS OF ORBIS INVESTMENT MANAGEMENT LIMITED
                ------------------------------------------------

R.A.C. GILBERTSON
-----------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Vice-President
                        Orbis Investment Management
                        Limited

Citizenship:            British

GEOFFREY M. GARDNER
-------------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   President
                        Orbis Investment Management Limited

Citizenship:            British

WILLIAM B. GRAY
---------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Portfolio Manager
                        Orbis Investment Management Limited

Citizenship:            United States

FAITH A. CONYERS
----------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Principal Accounting Officer
                        Orbis Investment Management Limited

Citizenship:            British Dependent Territory National (Bermudian)

                 OFFICER OF ORBIS INVESTMENT MANAGEMENT LIMITED
                 ----------------------------------------------

KEVIN J. COMEAU
---------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   General Counsel and Secretary
                        Orbis Investment Management Limited

Citizenship:            Canadian

                                                                    SCHEDULE 2
                                                                    ----------


                  DIRECTORS OF ORBIS ASSET MANAGEMENT LIMITED
                  -------------------------------------------

WILLIAM B. GRAY
---------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   President
                        Orbis Asset Management Limited

Citizenship:            United States


KEVIN J. COMEAU
---------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Vice-President and General Counsel
                        Orbis Asset Management Limited

Citizenship:            Canadian



                   OFFICER OF ORBIS ASSET MANAGEMENT LIMITED
                   -----------------------------------------

FAITH A. CONYERS
----------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Principal Accounting Officer
                        Orbis Asset Management Limited

Citizenship:            British Dependent Territory National (Bermuda)

                                                                    SCHEDULE 3
                                                                    ----------

                      DIRECTOR OF ORBIS MANAGEMENT LIMITED
                      ------------------------------------
                   (formerly named PosAlpha Management Limited)

R.A.C. GILBERTSON
-----------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Chairman
                        Orbis Management Limited

Citizenship:            British



                      OFFICERS OF ORBIS MANAGEMENT LIMITED
                      ------------------------------------

FAITH A. CONYERS
----------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   Principal Accounting Officer
                        Orbis Management Limited

Citizenship:            British Dependent Territory National (Bermudian)


KEVIN J. COMEAU
---------------

Business Address:       34 Bermudiana Road, Hamilton, HM 11
                        Bermuda

Principal Occupation:   General Counsel and Secretary
                        Orbis Management Limited

Citizenship:            Canadian

                                                                     EXHIBIT B
                                                                     ---------

                                JOINT FILING AGREEMENT
                                ----------------------


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D filed herewith (and any amendments thereto) in respect of the shares (the "Common Shares") of common stock, par value $0.0277 of Skyline Corporation, an Indiana corporation, is filed jointly on behalf of each such person, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. This Joint Filing Agreement constitutes the entire agreement of the undersigned with respect to the subject matter hereof and supersedes and replaces any prior joint filing agreement entered into by any of the undersigned in respect of the Common Shares.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 23rd day of October, 1996.


                        ORBIS INVESTMENT MANAGEMENT LIMITED


                    By: /S/ KEVIN J. COMEAU
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary



                        ORBIS ASSET MANAGEMENT LIMITED


                    By: /S/ KEVIN J. COMEAU
                        ------------------------------
                        Kevin J. Comeau
                        Vice President, General Counsel, and Director



                        ORBIS MANAGEMENT LIMITED


                    By: /S/ KEVIN J. COMEAU
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary

                                      SIGNATURES
                                      ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:  October 29, 1996



                        ORBIS INVESTMENT MANAGEMENT LIMITED

                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary


                        ORBIS ASSET MANAGEMENT LIMITED

                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        Vice President, General Counsel and Director

                        ORBIS MANAGEMENT LIMITED

                    By: /s/ Kevin J. Comeau
                        ------------------------------
                        Kevin J. Comeau
                        General Counsel and Secretary

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